UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 1-10177
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Applica Incorporated 401(k) Profit Sharing Plan and Trust

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
Applica Incorporated
3633 Flamingo Road,
Miramar, Florida 33027

Required Information
1.	The audited Statement of Net Assets Available for Benefits as of December 31, 2005 and December 31, 2004, and the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2005, together with the notes to such financial statements, and the report of Kaufman, Rossin & Co., independent registered public accounting firm, are contained in Schedule 1 to this Annual Report.
2.	The Supplemental Schedule of Assets (Held at End of Year) for the year ended December 31, 2005 is contained in Schedule 1 to this Annual Report.
3.	The consent of Kaufman, Rossin & Co., independent registered public accounting firm, is contained in Exhibit 23.1 to this Annual Report.

Signatures
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Applica Incorporated 401(k) Profit Sharing Plan and Trust (Name of Plan)
/s/ Terry Polistina
By: Terry Polistina, Chief Operating Officer and
Chief Financial Officer of Applica Incorporated

Date: June 27, 2006

SCHEDULE 1
APPLICA INCORPORATED 401(k)
PROFIT SHARING PLAN AND TRUST

FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

C O N T E N T S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees
Applica Incorporated 401(k) Profit Sharing Plan and Trust
We have audited the accompanying statements of net assets available for benefits of Applica Incorporated 401(k) Profit Sharing Plan and Trust (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KAUFMAN, ROSSIN & CO.

Miami, Florida
May 1, 2006

APPLICA INCORPORATED 401(k) PROFIT SHARING PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

ASSETS	2005	2004

INVESTMENTS, at fair value (Note 4)	$23,778,273	$25,729,464

NET ASSETS AVAILABLE FOR BENEFITS	$23,778,273	$25,729,464

The accompanying notes are an integral part of these financial statements.

APPLICA INCORPORATED 401(k) PROFIT SHARING PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2005

ADDITIONS
Additions to net assets attributed to:
Net depreciation in fair value of investments (Note 4)	$(908,611)
Dividends	1,242,259
Interest	19,023

Investment income	352,671

Participant contributions	1,493,472
Employer’s contributions	641,863

Total contributions	2,135,335

Total additions	2,488,006

DEDUCTIONS
Deductions from net assets attributed to:
Benefits paid to participants	4,437,875
Administrative expenses	1,322

Total deductions	4,439,197

NET DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(1,951,191)

NET ASSETS AVAILABLE FOR BENEFITS — beginning of year	25,729,464

NET ASSETS AVAILABLE FOR BENEFITS — end of year	$23,778,273

The accompanying notes are an integral part of these financial statements.

APPLICA INCORPORATED 401(k) PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF THE PLAN
The following description of the Applica Incorporated 401(k) Profit Sharing Plan and Trust (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. The Plan Sponsor is Applica Incorporated (the “Sponsor” or the “Company”).
General
The Plan is a defined contribution plan generally covering all regular full-time employees of the Company who have at least ninety days of service and are at least twenty-one years old. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Each year, participants may elect to contribute a minimum of 1% of their compensation up to the maximum statutory amount allowed as an elected deferral. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company makes matching contributions equal to 100% of employee contributions for the first 3% of employee compensation and then matches 50% of employee contributions in excess of 3%, up to 6% of employee compensation, not to exceed a maximum annual amount of $4,000. In 2005, the employer match for highly compensated employees was reinstated.
Participant Accounts
Each participant’s account is credited with the participant’s contribution, allocations of the Company’s matching contribution and earnings from participant directed investments, net of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are 100% vested immediately, in the full value of their individual accounts.
Investment Options
Upon enrollment in the Plan, a participant may direct the investment of their contributions to various investment options offered by the Plan, including an investment in the common stock of the Company. The Plan allows participants to change their investment options daily.

NOTE 1. DESCRIPTION OF THE PLAN (Continued)
Participant Loans
A participant may borrow from their fund account a minimum of $1,000 up to a maximum equal to the lesser of 50% of a participant’s vested account balance or $50,000. The loans are secured by the balance in the participant’s account and bear interest at a rate reasonable at the time of application. At December 31, 2005, the interest rate on participant loans ranged from 5.00% to 10.95%. Principal and interest is paid ratably through payroll deductions.
Plan Administration
The Plan is administered by MFS Retirement Services, Inc. The Plan assets are maintained by its trustees, Massachusetts Financial Services Company (“MFS”) and Reliance Trust Company.
Payment of Benefits
On termination of service due to death, disability or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or monthly, quarterly or annual installments over a period not to exceed the participant’s estimated life expectancy. If the participant’s vested account balance is less than $1,000 at the date of death, disability, retirement or termination of employment, then that balance shall be distributed in a single lump-sum payment. For termination of services for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The financial statements of the Plan are prepared using the accrual method of accounting.
Investment Valuation and Income Recognition
All of the Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Security transactions are recorded on a trade date basis, which is the date the order to buy or sell is executed. Interest income is accrued on a daily basis. Dividend income is recorded on the ex-dividend date.
Payment of Benefits
Benefits are recorded when paid.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Plan Expenses
Certain administrative functions are performed by employees of the Company. No such employees receive compensation from the Plan. Certain administrative expenses, such as professional fees, are paid directly by the Company.
Party-In-Interest Transactions
Certain Plan investments are shares of mutual funds managed by MFS. MFS is the record keeper and one of the trustees of the Plan and, therefore, these transactions qualify as party-in-interest transactions.
Risk and Uncertainties
The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.
Concentrations
Substantially all of the Plan’s assets are held by MFS, located in Boston, Massachusetts.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
NOTE 3. INCOME TAX STATUS
The Plan obtained its latest determination letter on January 9, 2004, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable sections of the Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

NOTE 4. INVESTMENTS
The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31 is as follows:

	2005		2004
INVESTMENTS, at fair value

MFS Fixed Fund	$5,439,350		$6,276,558

Fidelity Low Priced Stock Fund	2,983,898		3,307,967

MFS Value Fund	2,595,752		3,163,112

MFS International New Discovery Fund	2,273,362		1,908,994

Dreyfus Basic S&P 500 Stock Index Fund	2,003,238		2,532,897

MFS Total Return Fund	1,610,901		1,626,533

MFS Research Bond Fund	1,463,566		1,846,672

Applica Incorporated Common Stock	--	*	1,490,036

Other investments individually representing less than 5% of the Plan’s net assets	5,408,206		3,576,695

Total investments	$23,778,273		$25,729,464

* Represents less than 5% of the Plan’s net asset
During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $908,611.

Mutual Funds	$329,896
Applica Incorporated Common Stock	(1,238,507)

Total depreciation	$(908,611)

SUPPLEMENTARY INFORMATION

APPLICA INCORPORATED 401(k) PROFIT SHARING PLAN AND TRUST
DECEMBER 31, 2005

Employer Identification Number — #59-1028301
Plan Number — 002
Form 5500 — Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)

		(c) Description of Investment - including
(a)Party-in-	(b) Identity of Issue, Borrower,	maturity date, rate of interest,		(e) Current
Interest	Lesser or Similar Party	value collateral, par or maturity value	(d) Cost **	Value
*	Applica Incorporated	Applica Incorporated Common Stock	N/A	$570,451
*	Massachusetts Financial Services Co.	Money Market Fund	N/A	23,904
*	Massachusetts Financial Services Co.	MFS Total Return Fund	N/A	1,610,901
*	Massachusetts Financial Services Co.	MFS International New Discovery Fund	N/A	2,273,362
*	Massachusetts Financial Services Co.	MFS Research Bond Fund	N/A	1,463,566
*	Massachusetts Financial Services Co.	MFS Fixed Fund	N/A	5,439,350
*	Massachusetts Financial Services Co.	MFS Mid-Cap Growth Fund	N/A	372,828
*	Massachusetts Financial Services Co.	MFS Value Fund	N/A	2,595,752
*	Massachusetts Financial Services Co.	MFS Strategic Value Fund	N/A	278,703
*	Massachusetts Financial Services Co.	MFS Conservative Allocation Fund	N/A	157,052
*	Massachusetts Financial Services Co.	MFS Moderate Allocation Fund	N/A	314,299
*	Massachusetts Financial Services Co.	MFS Growth Allocation Fund	N/A	138,215
*	Massachusetts Financial Services Co.	MFS Aggressive Allocation Fund	N/A	133,885
	Fidelity Investments	Fidelity Low Priced Stock Fund	N/A	2,983,898
	Fidelity Investments	Fidelity Export and Multinational Fund	N/A	807,334
	Oakmark Funds	Oakmark International Fund	N/A	841,759
	The Royce Funds	Royce Premier Fund	N/A	660,115
	Dreyfus Funds	Dreyfus Basic S&P 500 Stock Index Fund	N/A	2,003,238
	Fidelity Investments	Fidelity Capital Appreciation Fund	N/A	746,940
*	Participant loans	Interest ranging from 5.00% to 10.95%	N/A	362,721

		Total		$23,778,273

*    Indicates party-in-interest to the Plan
** Cost information not provided, as all investments are participant-directed